Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
Net income available to common stockholders	$8,439	$2,763	$11,153	$6,422

Weighted average number of common shares outstanding	40,234,242	36,773,695	40,109,268	33,040,280
Effect of warrants	-	721,575	-	1,193,092
Effect of stock options	203,781	27,323	175,981	27,650
Weighted average diluted number of common shares outstanding	40,438,023	37,522,593	40,285,249	34,261,022

Basic earnings per share	$0.21	$0.08	$0.28	$0.19
Diluted earnings per share	$0.21	$0.07	$0.28	$0.19